

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via facsimile
Mr. Christopher Cronin
President and Director
Commonwealth Realty Partners, Inc.
50 Federal Street
Newburyport, MA 01950

>   **Re: Commonwealth Realty Partners, Inc.**
>   **Item 4.01 Form 8-K**
>   **Filed October 30, 2012**
>   **File No. 333-163807**

Dear Mr. Cronin:

We issued comments on the above captioned filings on November 1, 2012**.** On July 30, 2013**,** we re-issued the letter after speaking with your external counsel.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact me at 202-551-3432 if you have any questions.

Sincerely,

/s/ William H. Demarest IV

William H. Demarest IV
Accountant